

70 MILLION
JOBS

The First for-profit Marketplace connecting
70 MILLION AMERICANS
WITH CRIMINAL RECORDS
to jobs employers are eager to fill

70MillionJobs.com

PROBLEM #1:  The nation faces a worker shortage.



There are currently millions of unfilled, low-wage jobs.

Some industries (like food service) face up to:

200%

ANNUAL EMPLOYEE CHURN

PROBLEM #2:  **1/3** of adults have a criminal record.
They all experience pain finding a job.



70
MILLION

Americans have some kind of criminal record.

To make matters worse, those released from jail or prison will be rearrested within



~67%
Within 3 Years

~80%
Within 5 Years

Almost all will be unemployed at time of re-arrest.

SO...



COMPANIES

What would happen if we could connect
THE COMPANIES
with millions of unfilled jobs



with the
MILLIONS OF AMERICANS
who desperately need those jobs?



AMERICANS

THE SOLUTION

70 MILLION JOBS



70 MILLION JOBS
How it Works
Our Story
Employers
Resources
SIGN UP FOR FREE
JOB SEARCH
Keyword
Zipcode
GET JOB OPPORTUNITIES
MORGAN
Painter
Morgan
Janesville, WI
BNSF RAILWAY
Welder
Morgan
Janesville, WI
ALLAN MYERS
Customer Service and Sales Clerk
Civil Service Careers
Janesville, WI
MISDEMEANOR AND FELONY-FRIENDLY JOBS
70 Million Jobs will connect you with great companies that offer second chance jobs for people with criminal records. No cost to you.
SEE NEARBY JOB OPPORTUNITIES
These companies and hundreds more offer second chance jobs.

70 Million Jobs is the only marketplace for Americans with criminal records

EARLY TRACTION





"This platform will help transform lives..."

-Los Angeles Mayor Eric Garcetti.

EARLY TRACTION

Y Combinator



© 2018 70 MILLION JOBS

70 MILLION JOBS

TRACTION: JOB SEEKERS



70 MILLION JOBS
How it Works
Our Story
Employers
Resources
SIGN UP FOR FREE
JOB SEARCH
Keyword
Zipcode
GET JOB OPPORTUNITIES
MORGAN
Painter
Morgan
Janesville, WI
BNSF RAILWAY
Welder
Morgan
Janesville, WI
ALLAN MYERS
Customer Service and Sales Clerk
Civil Service Careers
Janesville, WI

We have a community of more than one million active job seekers in our pipeline.

EVERY DAY, HUNDREDS OF PEOPLE COME TO US LOOKING FOR HELP.

TRACTION: PARTNERS

70 MILLION JOBS

We have strategic partnerships with **245+ non-profit organizations** and government agencies in the reentry space, across **30+ states**













pennsylvania DEPARTMENT OF CORRECTIONS

ceo CENTER FOR EMPLOYMENT OPPORTUNITIES

United Way

ARIZONA DEPARTMENT OF CORRECTIONS

Ready Willing & Able | The Doe Fund

TRACTION: EMPLOYERS













UBER



Checkr



JOBS POSTED



REVENUE



METHODOLOGY



STEP 1: EMAIL CAMPAIGN

We send a series of targeted emails alerting potential candidates about jobs.



STEP 2: TEXT CAMPAIGN

Next, we send SMS or Facebook messages to prospective applicants.



STEP 3: DIRECT PHONE CALLS

For many job seekers, getting in touch by phone is the best choice.

THE BUSINESS MODEL



COMPANIES





www.70MillionJobs.com

Companies pay a fee to post job listings on the site

MARKET OPPORTUNITY

Online recruitment market in the U.S.  **$4 Billion***
(and growing)

New, background-friendly market  **$2 Billion**

IBISWorld, July 2017

COMPETITORS

70 MILLION JOBS

NON-PROFIT ORGANIZATIONS, PAROLE/PROBATION DEPARTMENTS

They focus on newly-released inmates only, and don't scale beyond their communities

OTHER JOB BOARDS

They don't want to tarnish their brand with ads targeted specifically at ex-felons

ACQUISITION

- Other Job Boards (Indeed, CareerBuilder, ZipRecruiter, etc.)
- National Staffing Companies
- Prison Technology Companies



INITIAL PUBLIC OFFERING

EXIT OPPORTUNITIES

THE TEAM



Richard Bronson
Founder / CEO



Brad Anderson
CTO

Prior to launching 70MillionJobs, Richard served as Director at Defy Ventures, a 501(c)3 organization dedicated to providing incarcerated men and women second chances upon release. He is also the co-founder of the popular nostalgia website DoYouRemember.com.

Richard's career began on Wall Street, where he built a large financial services firm. In 2002, he was convicted of securities fraud, and served two years in a Federal prison camp. Upon release Richard saw first-hand the struggles of the formerly incarcerated and the impact jobs can have on their lives and communities.

Bradley Anderson is a software developer and entrepreneur. As a passionate technology executive, Brad has brought many successful products to market. Brad co-founded Focal Labs in 2009, the first venture-backed mobile photo app company. Focal Labs pioneered the `Mobile First` strategy with the launch of their first product Clixtr at TechCrunch 50. Focal Labs was subsequently acquired by RadiumOne (RTHM) where Brad lead the technology team behind several products. After departing RadiumOne, Brad joined MyRadar: a self-funded startup, where he helped grow the team and technology to support the #4 weather app in the world. Since starting programming at age 10 on a Commodore Amiga, Brad has always been interested in creating and building, and he is still very active in the technology community; he often participates and builds in various events and hack-a-thons.



Dr. Terry-Ann Craigie
Advisor
Economist



Seth Sundberg
Director of Sales



David Thorpe
Advisor
Director, Fortune Society



John Kirkland
Advisor
Senior VP, The Doe Fund



Justin Vail
Advisor
Former White House Deputy
Director



Torin Ellis
Advisor
Diversity Strategist

SEED ROUND RAISE

SEEKING:
Additional **$1 million with $6 million cap** (through **SAFE**)



TO DATE:
$550,000 raised

TO SUMMARIZE



Huge, monopoly market

Significant early traction

A great mission – *a better business*

CONTACT:
RICHARD BRONSON

richard@70MillionJobs.com
(786) 457-4343

70MillionJobs.com



70 MILLION
JOBS